You:Flourish P.B.C.

A Colorado Public Benefit Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2021

YOU:FLOURISH P.B.C.

TABLE OF CONTENTS



To the Stockholders of
You:Flourish P.B.C.
Denver, Colorado

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of You:Flourish P.B.C (the "Company"), which comprise the balance sheet as of December 31, 2021 and the related statement of operations, changes in stockholders' equity/(deficit), and cash flows for the period from October 6, 2021 (inception) to December 31, 2021 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
August 22, 2022

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

YOU:FLOURISH P.B.C.
BALANCE SHEET (UNAUDITED)
As of December 31, 2021

ASSETS

Current Assets:		
Subscription receivable	$	25
Total Current Assets		25
TOTAL ASSETS	$	25

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)

Liabilities:		
Current Liabilities:		
Due to related party	$	61,889
Total Current Liabilities		61,889
Total Liabilities		61,889
Stockholders' Equity/(Deficit):		
Common Stock, $0.0001 par, 10,000,000 shares authorized, 250,000 shares issued and outstanding, 200,000 vested, as of December 31, 2021		25
Additional paid-in capital		-
Accumulated deficit		(61,889)
Total Stockholders' Equity/(Deficit)		(61,864)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$	25

See Independent Accountant's Review Report and accompanying notes to the financial statements.

-2-

YOU:FLOURISH P.B.C.
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from October 6, 2021 (inception) to December 31, 2021

Net revenues	$	-
Costs of goods sold		-
Gross profit		-
Operating Expenses:		
General & administrative		53,588
Sales and marketing		8,301
Total Operating Expenses		61,889
Net loss	$	(61,889)

See Independent Accountant's Review Report and accompanying notes to the financial statements.

-3-

YOU:FLOURISH P.B.C.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the period from October 6, 2021 (inception) to December 31, 2021

	Common Stock				
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
Balance at October 6, 2021 (inception)	-	$ -	$ -	$ -	$ -
Common stock issuance	250,000	25	-	-	25
Net loss	-	-	-	(61,889)	(61,889)
Balance at December 31, 2021	250,000	$ 25	$ -	$ (61,889)	$ (61,864)

See Independent Accountant's Review Report and accompanying notes to the financial statements.

YOU:FLOURISH P.B.C.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from October 6, 2021 (inception) to December 31, 2021

Cash Flows From Operating Activities		
Net Loss	$	(61,889)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net Cash Used In Operating Activities		(61,889)
Cash Flows From Financing Activities		
Advances from related party		61,889
Net Cash Provided By Financing Activities		61,889
Net Change In Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See Independent Accountant's Review Report and accompanying notes to the financial statements.

YOU:FLOURISH P.B.C.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and for the period from October 6, 2021 (inception) to December 31, 2021

NOTE 1: NATURE OF OPERATIONS

You:Flourish P.B.C. (the "Company"), is a public benefit corporation organized on October 6, 2021 under the laws of Colorado. The Company promotes the provision of essential supportive resources for the Lesbian, Gay, Bisexual, Transgender, Queer and Questioning (LGTBQ+) community through its wellness app.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business. The Company also has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's has no cash as of December 31, 2021.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity/(deficit) on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have a net operating loss carryforward of $61,889 as of December 31, 2021. The Company pays Federal and State taxes at a combined effective tax rate of 24.7% and has used this rate to derive a net deferred tax asset of $15,260 as of December 31, 2021, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2021.

The Company files U.S. federal and state income tax returns. The 2021 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, sustained a net loss of $61,889 for the period ended December 31, 2021, has incurred negative cash flows from operations for the period ended December 31, 2021. As of December 31, 2021, the Company has an accumulated deficit of $61,889, no cash, and current liabilities in excess of current assets by $61,864. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time, without continued financing.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company has authorized 10,000,000 shares of $0.0001 par value common stock. As of December 31, 2021, 250,000 shares of common stock were issued and outstanding.

Stock Issuances

In December of 2021, the Company issued its founder 200,000 shares of common stock at $0.0001 per share, in exchange for $20 of cash and intellectual property.

In December of 2021, the Company issued 50,000 shares of common stock to two founders at $0.0001 per share, in exchange for $5 of cash and intellectual property. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest 25% on the one year from the vesting commencement date and thereafter at $1/36^{th}$ per month, measured from the vesting anniversary date. As of December 31, 2021, 50,000 of the shares of common stock remained unvested. As of December 31, 2021, $25 of subscription receivables were outstanding.

The Company recognizes the fair value of restricted stock issuances over the vesting periods. No stock-based compensation expense was recognized for the period ended December 31, 2021.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has incurred an obligation to its founding shareholder from expenses paid on the Company's behalf by this related party. The total balance due as of December 31, 2021 was $61,889. The obligation bears no interest and is considered payable on demand.

NOTE 6: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and government regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on Company's financial reporting and disclosures.

In January 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other* (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-15, *Intangibles – Goodwill and Other – Internal-Use Software* (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company has adopted this standard.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Equity Compensation Plan

On January 30, 2022, the Company adopted the *2022 Equity Incentive Plan* (the "Plan"). The Plan permits the grant of incentive stock options, non-statutory stock options, and other equity-based awards to attract and retain employees and consultants. Under the Plan, the Company issues stock options and restricted stock having a term of up to ten years and a strike price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests. The Company has reserved 150,000 shares of common stock under the Plan.

2022 Stock Issuances

In February of 2022, the Company granted 2,000 shares of common stock under the Plan in exchange for services rendered. $1/4^{th}$ of the shares of stock shall vest on the first anniversary of the effective date and $1/36^{th}$ of the remaining shares of stock shall vest each month for 36 months thereafter until all stock is vested.

Management's Evaluation

Management has evaluated subsequent events through August 22, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.